Exhibit 99.1

RESTRICTED STOCK UNIT INDUCEMENT AWARD AGREEMENT

This Restricted Stock Unit Award Agreement (this "Agreement") and the Award granted hereunder is made outside the terms of the Foot Locker 2007 Stock Incentive Plan, as amended and restated (the "Plan") and the share reserve thereunder, as an "employment inducement award" within the meaning of NYSE Manual 303A.08, as of August 24, 2022, by and between Foot Locker, Inc., a New York corporation with its principal office located at 330 West 34th Street, New York, New York 10001 (the "Company"), and Mary N. Dillon (the "Executive"). Notwithstanding the foregoing, subject to the terms and conditions herein, the Award will be governed by the terms and conditions set forth in the Plan as if it had been granted under the Plan. The provisions of the Plan are hereby incorporated herein by reference. Capitalized terms not defined herein shall have the meanings ascribed to them in the Plan.

1.       Grant of RSUs. Effective on August 24, 2022 (the "Date of Grant"), the Human Capital and Compensation Committee (the “Human Capital Committee”) of the Board of Directors of the Company granted the Executive an award of __________ restricted stock units ("RSUs") pursuant to this Agreement, subject to the terms set forth under the Plan and the restrictions set forth in this Agreement. The RSUs granted to the Executive are considered "Other Stock-Based Awards" within the meaning under the Plan. Each RSU represents the right to receive one share of the Company’s Common Stock, par value $.01 per share (“Common Stock”), upon the satisfaction of the terms and conditions set forth in this Agreement and in the Plan.

2.       Vesting and Delivery

(a)       The RSUs shall become vested on August 19, 2025 (the "Vesting Date") and, subject to the terms of this Agreement and the Plan, __________ shares of Common Stock shall be delivered to the Executive as described herein if the Executive has been continuously employed by the Company or its subsidiaries within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Control Group") from the Date of Grant until the Vesting Date.

(b)       Other than as may be specifically provided for herein or in that certain Employment Agreement between the Company and Executive, dated August 16, 2022 (the “Employment Agreement”), there shall be no proportionate or partial vesting in the periods prior to the Vesting Date and all vesting shall occur only on the Vesting Date, subject to the Executive's continued employment with the Control Group as described in Section 2(a).

(c)       If the Company terminates Executive’s employment without Cause (as defined in the Employment Agreement) or Executive terminates her employment for Good Reason (as defined in the Employment Agreement) upon, or within twenty-four (24) months following, a Change in Control as defined in Appendix A hereto (“Section 2(c) Termination”), the RSUs shall become immediately vested.

(d)       In the event the Executive ceases to be employed by the Company or any subsidiary or affiliate of the Company as a result of the closing, sale, spin-off or other divestiture of any operation of the Company, the Human Capital Committee, in its sole discretion, may, but shall not be obligated to, fully vest and not forfeit all or any portion of the Executive's RSU award.

(e)       The RSUs shall also be subject to the special vesting provisions set forth in Section 5(e) of the Employment Agreement.

(f)       Subject to Sections 7 and 11.12, when any RSUs become vested, the Company shall promptly issue and deliver to the Executive shares of the Company's Common Stock, net of shares withheld by the Company to cover applicable withholding taxes, within 30 days following the earlier of (i) a termination of employment by reason of death, Disability, or a Section 2(c) Termination or (ii) the Vesting Date. For the avoidance of doubt, payment of RSUs that are vested in connection with the Executive’s separation from service as provided under Section 5(e)(ii) or (iii) of the Employment Agreement shall be made within 30 days following the Vesting Date.

3.       Forfeiture. Other than as specifically provided for herein or in the Employment Agreement, in the event of the Executive's termination of employment for any reason, including without limitation, resignation, termination with or without Cause, or the Executive's breach of the Non-Competition Provision incorporated by reference in Section 9, the Executive shall forfeit to the Company, without compensation, all unvested RSUs. The Human Capital Committee, or a sub-committee thereof, may, in its sole discretion, at any time fully vest and not forfeit all or any portion of the Executive's RSUs.

4.       Adjustments. RSUs shall be subject to the same adjustment provisions that are included in Section 5(e) of the Plan. In the event of any such adjustment, the adjusted award shall be subject to the same vesting schedule as the RSUs, as set forth herein.

5.       Withholding. The Executive agrees that:

(a)       The Company shall have the right to withhold the number of shares of stock from the award sufficient to satisfy any federal, state, international, or local taxes of any kind required by law to be withheld with respect to the vesting of any RSUs which shall have become so vested, as calculated by the Company.

(b)       The Company shall, to the extent permitted by law, have the right to deduct from any payment of any kind otherwise due to the Executive any federal, state, international or local taxes of any kind required by law to be withheld with respect to any RSUs which shall have become so vested.

6.       Special Incentive Compensation. The Executive agrees that the award of the RSUs is special incentive compensation and that the RSUs will not be taken into account as "salary" or "compensation" or "bonus" in determining the amount of any payment under any pension, retirement or profit-sharing plan of the Company or any life insurance, disability or other benefit plan of the Company, except as specifically provided in any such plan.

7.       Delivery Delay. Notwithstanding anything herein, the delivery of any shares of Common Stock for vested RSUs may be postponed by the Company for such period as may be required for it to comply with any applicable federal or state securities law, or any national securities exchange listing requirements and the Company is not obligated to issue or deliver any securities if, in the opinion of counsel for the Company, the issuance of such shares shall constitute a violation by the Executive or the Company of any provisions of any law or of any regulations of any governmental authority or any national securities exchange.

8.       Restriction on Transfer of RSUs. The Executive shall not sell, negotiate, transfer, pledge, hypothecate, assign, or otherwise dispose of the RSUs. Any attempted sale, negotiation, transfer, pledge, hypothecation, assignment or other disposition of the RSUs in violation of the Plan or this Agreement shall be null and void.

9.       Non-Competition. By accepting this award of RSUs, as provided below, you agree that the restrictive covenants set forth in Section 9 of the Employment Agreement shall be incorporated herein by reference and, in the event of your breach of the non-competition provisions set forth in Section 9(d) of the Employment Agreement (the “Non-Competition Provisions”), the RSUs covered by this Agreement that are then unvested shall be immediately forfeited.

10.       Not an Employment Agreement; Acknowledgement. The award of RSUs hereunder does not constitute an agreement by the Company to continue to employ the Executive during the entire, or any portion of the, term of this Agreement, including but not limited to any period during which the RSUs are outstanding. Executive and the Company agree that this RSU award is granted under and governed by the terms and conditions of this Agreement, and will otherwise be subject to the Plan and will be governed as if it had been granted under the Plan, other than with respect to the share reserve under the Plan, which will not be affected by this RSU award. Executive has reviewed the Plan and this Agreement and fully understands all provisions of the Agreement including the Plan.

11.       Miscellaneous.

11.1       In no event shall any dividend equivalents accrue or be paid on any RSUs.

11.2       This Agreement shall inure to the benefit of and be binding upon all parties hereto and their respective heirs, legal representatives, successors, and assigns.

11.3       This Agreement shall be subject to any compensation recoupment policy that the Company may adopt.

11.4       This Agreement and the Employment Agreement constitute the entire agreement between the parties and cannot be changed or terminated orally. No modification or waiver of any of the provisions hereof shall be effective unless in writing and signed by the party against whom it is sought to be enforced.

11.5       This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one contract.

11.6       The failure of any party hereto at any time to require performance by another party of any provision of this Agreement shall not affect the right of such party to require performance of that provision, and any waiver by any party of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right under this Agreement.

11.7       This Agreement is subject, in all respects, to the provisions of the Plan (except as expressly noted herein), and to the extent any provision of this Agreement contravenes or is inconsistent with any provision of the Plan, the provisions of the Plan shall govern.

11.8       The headings of the sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or modify any of the terms or provisions hereof.

11.9       Capitalized terms used herein that are not defined in this Agreement shall have the meanings provided for such terms under the Plan.

11.10       All notices, consents, requests, approvals, instructions, and other communications provided for herein shall be in writing and validly given or made when delivered, or on the second succeeding business day after being mailed by registered or certified mail, whichever is earlier, to the persons entitled or required to receive the same. In the case of the Company, notices shall be addressed to the General Counsel at the address set forth at the heading of this Agreement. In the case of the Executive, notices shall be addressed to his principal residence address as shown in the records of the Company, or to such other address as either party may designate by like notice.

11.11       This Agreement shall be governed and construed and the legal relationships of the parties determined in accordance with the laws of the State of New York without regard to its conflicts of laws principles.

11.12       Although the Company does not guarantee the tax treatment of the RSUs, this Agreement is intended to comply with, or be exempt from, the applicable requirements of Code Section 409A and shall be limited, construed and interpreted in accordance with such intent. Notwithstanding anything contained herein to the contrary, you shall not be considered to have terminated employment with the Company for purposes of any payments under this Agreement which are subject to Section 409A of the Code until you would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A of the Code. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement or any other arrangement between you and the Company during the six-month period immediately following your separation from service shall instead be paid on the first business day after the date that is six months following your separation from service (or, if earlier, your date of death). The Company makes no representation that any or all of the payments described in this Agreement shall be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment.

11.13       To accept this RSU grant, please click “Accept Grant.” Please ensure your home address is accurate by reviewing your profile information.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

FOOT LOCKER, INC.

By:
Elizabeth S. Norberg
Executive Vice President and Chief Human Resources Officer

Mary N. Dillon

APPENDIX A

Change in Control

A Change in Control shall mean any of the following:

(A)       the merger or consolidation of the Company with, or the sale or disposition of all or substantially all of the assets of the Company to, any Person other than (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) fifty percent (50%) or more of the combined voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation; or (b) a merger or capitalization effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly (as determined under Rule 13d-3 promulgated under the Exchange Act), of securities representing more than the amounts set forth in (B) below;

(B)       the acquisition of direct or indirect beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), in the aggregate, of securities of the Company representing thirty-five percent (35%) or more of the total combined voting power of the Company’s then issued and outstanding voting securities by any Person (other than the Company or any of its subsidiaries, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Stock) acting in concert; or

(C)       during any period of not more than twelve (12) months, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof.

This definition of Change in Control is intended to be construed as defined in the Plan and shall be interpreted in a manner consistent with Treasury Regulation § 1.409A-3(i)(5).